FORM 8-B

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


     Registration of Securities Of Certain Successor Issuers


Filed Pursuant to Section 12(b) or (g) of The Securities Exchange
                           Act of 1934



                          DC Holdco, Inc.
     (Exact name of registrant as specified in its charter)


            Delaware                         95-4545390
(State or other Jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


500 South Buena Vista Street, Burbank, California          91521
     (Address of principal executive offices)            (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     Common Stock, $.01 par value       New York Stock Exchange
                                        Pacific Stock Exchange

     Preferred Stock Purchase Rights    New York Stock Exchange
                                        Pacific Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                None
                          (Title of class)

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
Item 1.   General Information.

          (a)DC Holdco, Inc. was incorporated in the State of Delaware on July 28, 1995.

          (b)The fiscal year of DC Holdco, Inc. ends on September
             30 in each year.


Item 2.   Transaction of Succession.

          (a)Predecessor Entities.  The Walt Disney Company and
             Capital Cities/ABC, Inc.

          (b)Succession Transaction. The description of the succession transaction and the basis upon which the securities are to be issued is incorporated by reference from the Company's Registration Statement on Form S-4 in the section entitled "SUMMARY - The
             Reorganization Agreement," as filed with the Securities and Exchange Commission on November 13, 1995.


Item 3.   Securities to be Registered.

          (a)Common Stock.  The Company's Common Stock has a par
             value of $.01.   1,200,000,000 shares have been
             authorized and 100 shares have been issued and are outstanding.

          (b)Preferred Stock Purchase Rights. One right ("Right") will be attached to each share of Common Stock issued at or following the Effective Time (as defined in the Reorganization Agreement) and until the earlier of the Distribution Date (as defined in the Rights Agreement dated as of November 8, 1995, between the Company and the Bank of New York, as Rights Agent) or the date on which the Rights expire or are redeemed.


Item 4.   Description of Registrant's Securities to be Registered.

          The description of the securities to be registered hereby is incorporated by reference from the Company's Registration Statement on Form S-4 in the section entitled "Description of New Disney Capital Stock," as filed with the Securities and Exchange Commission on November 13, 1995.

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
Item 5.   Financial Statements and Exhibits.

          (a)Financial Statements.
             None.

          (b)Exhibits.

1(a) The Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on November 13, 1995, File No. 33-64141 (the "Form S-4").
1(b) Selected pages from the Form S-4 containing the section entitled "SUMMARY - The Reorganization Agreement" incorporated herein in Item 2 of this Form 8-B.
1(c) Selected pages from the Form S-4 containing the section entitled "Description of New Disney Capital Stock" incorporated herein in Item 4 of this Form 8-B.
2(a) Amended and Restated Plan of Reorganization, dated as of July 31, 1995, among The Walt Disney Company and Capital Cities/ABC, Inc., attached as Appendix A-1 to the Joint
     Proxy Statement/Prospectus included in the Form S-4, is hereby incorporated by reference.
2(b) Form of Plan and Agreement of Merger among The Walt Disney
     Company, DCA Merger Corp, and the Registrant, attached as Appendix A-2 to the Joint Proxy Statement/Prospectus included in the Form S-4, is hereby incorporated by reference.
2(c) Form of Plan and Agreement of Merger among Capital
     Cities/ABC, Inc., DCB Merger Corp. and the Registrant, attached as Appendix A-3 to the Joint Proxy Statement/Prospectus included in the Form S-4, is hereby incorporated by reference.
3(a) Restated Certificate of Incorporation of the Registrant, filed as Exhibit 3.1 to the Form S-4, is hereby incorporated by reference.
3(b) Amended Bylaws of the Registrant, filed as Exhibit 3.2 to the Form S-4, is hereby incorporated by reference.
4(a) Form of Registration Rights Agreement entered into or to be entered into with certain stockholders of the Registrant, filed as Exhibit B to Exhibit 2.1 to The Walt Disney Company's Current Report on Form 8-K dated July 31, 1995, is hereby incorporated by reference.
4(b) Rights Agreement dated as of November 8, 1995 between New
     Disney and The Bank of New York, as rights agent, filed as
     Exhibit 4.2 to the Form S-4, is hereby incorporated by reference.
4(c) 364-Day Credit Agreement, dated as of October 31, 1995, among the Registrant, as Borrower, Citicorp USA, Inc., as Administrative Agent, Credit Suisse, as Co-Administrative Agent and the Financial Institutions named therein, filed as
     Exhibit 4.3 to the Form S-4, is hereby incorporated by reference.
4(d) Five-Year Credit Agreement, dated October 31, 1995, among the Registrant, as Borrower, Citicorp USA, Inc., as Administrative Agent, Credit Suisse, as Co-Administrative Agent and the Financial Institutions named therein, filed as
     Exhibit 4.4 to the Form S-4, is hereby incorporated by reference.
10(a) (i) Agreement on the Creation and the Operation of Euro Disneyland en France, dated March 25, 1987, and (ii) Letter relating thereto of Michael D. Eisner, Chairman of
     The Walt Disney Company, dated March 24, 1987, filed as Exhibits 10(b) and 10(a), respectively, to The Walt Disney Company's Current Report on Form 8-K filed April 24, 1987, are hereby incorporated by reference.

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
10(b) Limited Recourse Financing Facility Agreement,
     dated as of April 27, 1988, among The Walt Disney Company, Citibank Channel Island Limited and Citicorp International, filed as Exhibit 10(a) to The Walt Disney Company's Current Report on Form 8-K filed April 29, 1988, is hereby incorporated by reference.
10(c) (i)  Employment Agreement, dated as of January 10,
     1989, between The Walt Disney Company and Michael D. Eisner, filed as Exhibit 10(a) to The Walt Disney Company's Quarterly Report on Form 10-Q for the period ended March 31, 1989;
     (ii) Agreement, dated March 1, 1985, between The Walt Disney Company and Michael D. Eisner, filed as Exhibit 2 to The
     Walt Disney Company's Quarterly Report on Form 10-Q for the period ended June 30, 1985; and (iii) description of action by the Compensation Committee taken on November 30, 1990, filed as Exhibit 10(c) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1990, are hereby incorporated by reference.
10(d) Restricted Stock Agreement, dated May 5, 1995,
     between The Walt Disney Company and Stephen F. Bollenbach filed as Exhibit 10(d) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1995, is hereby incorporated by reference.
10(e) Employment Agreement, dated October 1, 1995,
     between The Walt Disney Company and Michael S. Ovitz filed as Exhibit 10(e) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1995, is hereby incorporated by reference.
10(f) (i)  Contract, dated December 14, 1979, with E.
     Cardon Walker, to purchase a 2% interest in certain motion pictures to be produced by The Walt Disney Company and to acquire an additional 2% profit participation; and (ii) Amendment thereto, dated August 8, 1980, filed as Exhibits 1 and 3, respectively, to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1980, are hereby incorporated by reference.
10(g) Form of Indemnification Agreement entered into or
     to be entered into by certain officers and directors of The Walt Disney Company as determined from time to time by the Board of Directors, included as Annex C to the Proxy Statement for The Walt Disney Company's 1988 Annual Meeting of Stockholders, is hereby incorporated by reference.
10(h) 1995 Stock Option Plan for Non-Employee Directors,
     filed as Exhibit A to the Proxy Statement for The Walt
     Disney Company's 1995 Annual Meeting of Stockholders, is hereby incorporated by reference.
10(i) (i) 1990 Stock Incentive Plan and Rules, filed as
     Exhibits 28(a) and 28(b), respectively, to The Walt Disney Company's Registration Statement on Form S-8 (No. 33-39770), dated April 5, 1991, and (ii) Amended and Restated 1990
     Stock Incentive Plan and Rules, attached as Appendix B-2 to The Walt Disney Company's Joint Proxy Statement/Prospectus included in the Form S-4, is hereby incorporated by reference.
10(j) 1995 Stock Incentive Plan and Rules, attached as
     Appendix B-1 to The Walt Disney Company's Joint Proxy Statement/Prospectus included on the Form S-4, is hereby incorporated by reference.
10(k) (i)  1987 Stock Incentive Plan and Rules, (ii)
     1984 Stock Incentive Plan and Rules, (iii) 1981 Incentive Plan and Rules and (iv) 1980 Stock Option Plan, all as set forth as Exhibits 1(a), 1(b), 2(a), 2(b), 3(a), 3(b) and 4, respectively, to the Prospectus contained in Part I of The Walt Disney Company's Registration Statement on Form S-8
     (No. 33-26106), dated December 20, 1988, are hereby incorporated by reference.
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
10(l) Contingent Stock Award Rules under The Walt Disney
     Company's 1984 Stock Incentive Plan, filed as Exhibit 10(t) to The Walt Disney Company s Annual Report on Form 10-K for the year ended September 30, 1986, is hereby incorporated by reference.
10(m) 1996 Cash Bonus Performance Plan, filed as Exhibit
     10(m) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1995, is hereby incorporated by reference.
10(n) Disney Salaried Retirement Plan, as amended
     through March 1, 1994, filed as Exhibit 10(l) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1994, is hereby incorporated by reference.
10(o) The Walt Disney Company and Associated Companies
     Key Employees Deferred Compensation and Retirement Plan, filed as Exhibit 10(u) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1985, is hereby incorporated by reference.
10(p) Group Term Life Insurance Plan (summary plan
     description), filed as Exhibit 10(x) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1985, is hereby incorporated by reference.
10(q) Group Personal Excess Liability Insurance Plan
     (summary plan description), filed as Exhibit 10(z) to The Walt Disney Company's Annual Report on Form 10-K for the
     year ended September 30, 1986, is hereby incorporated by
     reference.
10(r) Family Income Assurance Plan (summary plan
     description), filed as Exhibit 10(aa) to the Annual Report on Form 10-K for the year ended September 30, 1986, is
     hereby incorporated by reference.
10(s) Disney Salaried Savings and Investment Plan, as
     amended and restated, filed as Exhibit 10(s) to The Walt Disney Company's Annual Report on Form 10-K for the year ended September 30, 1995, is hereby incorporated by reference.
10(t) Disney Salaried Savings and Investment Trust
     Agreement, dated June 30, 1992, filed as Exhibit 10 to The Walt Disney Company's Quarterly Report on Form 10-Q for the period ended June 30, 1992, is hereby incorporated by reference.
10(u) Master Trust Agreement for Employees Savings and
     Retirement Plans, as amended and restated through June 1, 1990, between The Walt Disney Company and Bankers Trust Company, as Trustee, filed as Exhibit 28(b) to The Walt Disney Company's Registration Statement on Form S-8 (No. 33-35405), filed June 14, 1990, is hereby incorporated by reference.
10(v) Employee Stock Option Plan of Capital Cities/ABC,
     Inc., as amended through December 15, 1987, filed as Exhibit 10(f) to Capital Cities/ABC, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, is hereby incorporated by reference.
10(w) 1991 Stock Option Plan of Capital Cities/ABC,
     Inc., as amended through March 19, 1991, filed as Exhibit 10(g) to Capital Cities/ABC, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, is hereby incorporated by reference.
21   Subsidiaries of the Registrant is filed herewith.

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
                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DC HOLDCO, INC.
                                 (Registrant)

                                 By: /s/ David K. Thompson
                                 Name:  David K. Thompson
                                 Title: Senior Vice President -
                                        Assistant General Counsel


Dated: December 28, 1995

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


Index to Exhibits                                         Page
1(b)   Selected pages from the Form S-4 containing the
       section entitled "SUMMARY" - The Reorganization
       Agreement"                                           8

1(c)   Selected pages from the Form S-4 containing the
       section entitled "Description of New Disney
       Capital Stock"                                      13

21     Subsidiaries of the Registrant                      18

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